ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 675-7640      Fax:  (604) 687-4212

News Release

ACREX VENTURES LTD. PRIVATE PLACEMENT FINANCING CLOSED

DRILLING COMMENCES ON MICHAUD GOLD PROPERTY

Monday, November 3, 2003, Vancouver, B.C.             Symbol “AKV”: TSX Venture Exchange

Acrex Ventures Ltd. (“Company”) is pleased to announce that  it has closed private placements of 3,474,000 Units – for which it has received gross proceeds of $766,980.  The placements – described in the Company’s Release dated October 2, 2003 – are of 90,000 Units on a flow-through basis and 3,384,000 Units on a non flow-through basis.  All of the Units consist of 1 share of the Company and a half-warrant.  Each Warrant will entitle the purchase of an additional non flow-through share within 18 months at $0.28 per share.  The flow-through Units were sold for $0.25 per Unit and the non flow-through Units were sold for $0.22 per Unit.

The shares that were included in the Units – and any shares that are purchased by the exercise of warrants – will be subject to a 4-month hold period which will expire February 28, 2004.

Diamond drilling on the Company’s optioned Michaud, Ontario mineral claims commenced on October 30th, 2003.  The drill programme, described in the Company’s Release dated October 1, 2003, is expected to consist of five holes to average depths of 300 meters.   Targets include step-outs along mineralized horizons previously defined by drilling in the “55” zone and geophysical anomalies in the newly discovered “Western zone”.  Previous drill intercepts in the “55” area include 10.08 grams/ton over 4.6 meters (Barrick hole 97-195) and 7.5 grams/ton over 6.5 meters with 12 meters of 4.81 grams/ton (Acrex hole MA-02-06).

The Michaud property has several gold-bearing zones that have been identified along the length of the mineralized horizon.  This includes the Southwest Zone, where Barrick (1996) estimated an inferred resource of 2.4 million metric tonnes averaging 6.07 g/t gold to contain approximately 468,000 ounces of gold.  Acrex holds an option to acquire up to a 70% interest in the property from the owner, Moneta Porcupine Mines Ltd.

Investor Relations -

Tel:   604-675-7640

e-mail:  info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.